EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR
Larada Sciences, Inc.

[See attached]

LARADA SCIENCES, INC.

FINANCIAL STATEMENTS

December 31, 2016 and 2015

CONTENTS

wsrp
CERTIFIED PUBLIC
ACCOUNTANTS AND
BUSINESS ADVISORS

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Board of Directors:
Larada Sciences, Inc.
Murray, Utah

We have reviewed the accompanying consolidated financial statements of Larada Sciences, Inc. (the Company), which comprise the balance sheets as of December 31, 2016 and 2015, and the related statements of operations, stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the consolidated financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the consolidated financial statements that are free from material misstatement whether due to fraud or error.

Accountants' Responsibility

Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the consolidated financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountants' Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying consolidated financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

WSRP, LLC

Salt Lake City, Utah
May 11, 2017

www.WSRP.com
SALT LAKE CITY, UT | 155 NORTH 400 WEST STE 400, SLC, UT 84103 | PHN 801.328.2011 FAX 801.328.2015
LEHI, UT | 2989 WEST MAPLE LOOP DRIVE STE 210, LEHI, UT 84043 | PHN 801.328.2011 FAX 801.766.1551
OGDEN, UT | 4605 SOUTH HARRISON BLVD STE 201, OGDEN, UT 84403 | PHN 801.328.2011 FAX 801.689.2303
info@wsrp.com

LARADA SCIENCES, INC.
BALANCE SHEETS
December 31, 2016 and 2015

	2016	2015
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 220,022	$ 507,735
Accounts receivable, net	1,404,864	476,827
Inventories	164,721	17,615
Prepaid expenses and other current assets	53,488	96,294
TOTAL CURRENT ASSETS	1,843,095	1,098,471
Property and equipment, net	807,617	279,905
Noncurrent receivables	350,500	201,000
Intangibles, net of accumulated amortization	507,475	36,351
Other long term assets	82,898	18,507
TOTAL ASSETS	$ 3,591,585	$ 1,634,234
LIABILITIES AND STOCKHOLDER'S EQUITY		
CURRENT LIABILITIES		
Accounts payable	$ 1,096,206	$ 242,020
Accrued expenses	623,594	244,100
Other current liabilities	318,936	181,678
Current portion of notes payable	1,535,780	331,709
TOTAL CURRENT LIABILITIES	3,574,516	999,507
Notes payable, net of current portion	2,076,708	670,188
TOTAL LIABILITIES	5,651,224	1,669,695
STOCKHOLDERS' EQUITY (DEFICIT)		
Preferred stock, $0.001 par value, 10,000,000 shares authorized, 4,558,757 shares issued and outstanding at December 31, 2016 and 2015	4,559	4,559
Common stock, $0.001 par value, 20,000,000 shares authorized, 2,996,229 shares issued and outstanding at December 31, 2016 and 2015	2,996	2,996
Additional paid-in capital	5,733,352	5,639,621
Accumulated deficit	(7,800,546)	(5,682,637)
TOTAL STOCKHOLDERS' (DEFICIT)	(2,059,639)	(35,461)
TOTAL LIABILITIES AND STOCKHOLDERS' (DEFICIT)	$ 3,591,585	$ 1,634,234

The accompanying notes are an integral part of the financial statements.

See accountants' report.

LARADA SCIENCES, INC.
STATEMENTS OF OPERATIONS
Years ended December 31, 2016 and 2015

		2016		2015
INCOME				
Revenue	$	7,449,487	$	3,866,171
Cost of revenue		890,488		718,997
GROSS PROFIT		6,558,999		3,147,174
EXPENSES				
General and administrative		1,657,099		962,657
Sales and marketing		4,966,258		2,169,596
Research and development		1,401,833		307,127
TOTAL OPERATING EXPENSES		8,025,190		3,439,380
OPERATING LOSS		(1,466,191)		(292,206)
OTHER INCOME (EXPENSE)				
Interest expense		(446,733)		(35,120)
Other income and expense		(203,975)		(1,528)
TOTAL OTHER EXPENSE		(650,708)		(36,648)
NET INCOME BEFORE INCOME TAX		(2,116,899)		(328,854)
Income tax expense		1,010		210
NET LOSS	$	(2,117,909)	$	(329,064)

The accompanying notes are an integral part of the financial statements.

See accountants' report.

LARADA SCIENCES, INC.
STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
Years ended December 31, 2016 and 2015

	Preferred Stock		Common Stock				
	Number of Shares	Amount	Number of Shares	Amount	Paid-in Capital	Accumulated deficit	Total
December 31, 2014	3,656,282	$ 3,656	2,861,229	$ 2,861	$ 5,069,882	$ (5,353,573)	$ (277,174)
Stock issued	902,475	903	135,000	135	498,963	-	500,001
Stock options	-	-	-	-	70,776	-	70,776
Net loss	-	-	-	-	-	(329,064)	(329,064)
Distributions	-	-	-	-	-	-	-
December 31, 2015	4,558,757	4,559	2,996,229	2,996	5,639,621	(5,682,637)	(35,461)
Stock issued	-	-	-	-	-	-	-
Stock options	-	-	-	-	93,731	-	93,731
Net loss	-	-	-	-	-	(2,117,909)	(2,117,909)
Distributions	-	-	-	-	-	-	-
December 31, 2016	4,558,757	$ 4,559	2,996,229	$ 2,996	$ 5,733,352	$ (7,800,546)	$ (2,059,639)

The accompanying notes are an integral part of the financial statements.

See accountants' report.

LARADA SCIENCES, INC.
STATEMENTS OF CASH FLOWS
Years ended December 31, 2016 and 2015

	2016	2015
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (2,117,909)	$ (329,064)
Adjustments to reconcile net income to net cash flows from operating activities:		
Depreciation and amortization	157,942	66,672
Stock based compensation	93,731	70,776
Changes in assets and liabilities:		
Accounts receivable	(1,077,537)	(515,181)
Inventories	(147,106)	6,496
Prepaid expenses and other current assets	42,806	(81,317)
Accounts payable	854,186	121,121
Accrued expenses	379,494	83,883
Other current liabilities	137,258	57,999
Other long term assets	(64,391)	(14,295)
Net cash used in operating activities	(1,741,526)	(532,910)
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchases of property and equipment	(656,779)	(269,500)
Net cash used in investing activities	(656,779)	(269,500)
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from issuance of notes payable	3,055,000	725,000
Repayment of notes payable	(944,408)	(23,103)
Proceeds from issuance of stock	-	500,001
Net cash flows provided by financing activities	2,110,592	1,201,898
NET CHANGE IN CASH AND CASH EQUIVALENTS	(287,713)	399,488
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	507,735	108,247
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 220,022	$ 507,735
SUPPLEMENTAL CASH FLOW INFORMATION:		
Cash paid for interest	$ 452,535	$ 11,252
Cash paid for income taxes	$ -	$ -
NON-CASH INVESTING AND FINANCING ACTIVITIES:		
Note payable issued in exchange for intangible asset	$ 500,000	$ -

The accompanying notes are an integral part of the financial statements.

See accountants' report.

LARADA SCIENCES, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2016 and 2015

NOTE 1 - THE COMPANY

Business Activity

The Company, which is a C corporation incorporated in the state of Delaware, was founded in 2006 to commercialize a lice treatment method that quickly kills lice via warm-air dehydration (the "Device"). The Company allows independent licensees to set up lice treatment clinics using Company branding worldwide (the "Licensees"). The Company also began selling do-it-yourself, home-use lice treatment products in clinics and retail stores in 2017.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Company have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP) and reflect all significant receivables, payables, and other liabilities.

Use of Estimates

The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentrations of Credit Risk

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash balances in banks and trade accounts receivable.

The Company maintains its cash balances at a financial institution. At times cash balances may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash.

As of December 31, 2016, two customers accounted for 31% of the Company's receivables. As of December 31, 2015, three customers accounted for 34% of the Company's receivables. However, concentrations of credit risk with respect to trade accounts receivable are limited because the Company routinely assesses the financial strength of its customers before extending credit.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Warranties

The Company owns the devices that are used in clinics around the world to perform the lice removal services. The Company does, however, offer the Licensees a form of product warranty on sales of hoses, power cords, applicator bases and treatment timers against material and manufacturing defects for 90 days. This warranty requires the company, at its option, to repair or replace defective products at its cost. As the costs of replacing these items is minimal, no reserve is created at the time revenue is recognized. The Company records the costs of repairing or replacing these items as a period cost at the time the repair or replacement occurs.

Revenue Recognition

The Company has two basic source of revenue. The first is a one time fee for the supply and training related to the operation of a heated air device in a clinic. Revenue is recognized when (i) the Company receives a signed license agreement, (ii) the Company has provided the licensee with all required products and services to open a clinic, and (iii) collectability is reasonably assured. The second is the monthly billing for treatments performed by the clinics using the Device or products shipped to the clinics or retail stores. Revenue for treatments performed and products shipped is recognized at the time the products are shipped or treatments are reported.

The Company recognizes revenue, net of sales returns, sales incentives, discounts, volume incentive rebates and sales tax. The Company accounts for shipping and handling fees billed to customers as revenue. Sales taxes collected from customers are remitted to governmental authorities, are not included in revenue, and are reflected as a liability on the balance sheet.

Costs of Goods

Cost of revenue includes the following: the cost of inventory sold during the period, inventory write-down costs, purchasing costs, shipping and handling expenses to customers and warehousing costs (which include inbound freight costs from manufacturers), repairs and maintenance on devices, commissions on territory sales and depreciation of devices and manufacturing assets.

Cash and Cash Equivalents

Cash equivalents are generally comprised of certain highly liquid investments with maturities of three months or less at the date of purchase.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Trade Accounts Receivable and Non-Current Trade Accounts Receivable

Accounts receivable are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to earnings and a credit to valuation allowance based on its assessment of the current status of the individual accounts. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to trade accounts receivable.

At times the Company enters into payment plans with independent owner operated clinics for the one time fee for the supplies and training related to the operation of a heated air device. Balances that are due within one year are recorded on the balance sheet as accounts receivable and balances that are not due within one year are recorded on the balance sheet as noncurrent receivables.

Inventories

Inventories are stated at the lower of cost or market using the first-in, first-out method and are comprised primarily of finished goods. The Company periodically assesses the recoverability of its inventory and reduces the carrying value of the inventory when items are determined to be obsolete, defective or in excess of forecasted sales requirements. Inventory write-downs for excess, defective and obsolete inventory are recorded as a cost of revenue.

Property and Equipment

Property and equipment are stated at cost net of accumulated depreciation. Expenditures that increase values or extend useful lives are capitalized and routine maintenance and repairs are charged to expense in the year incurred. Depreciation is computed using the straight-line method over the estimated useful lives of the assets (5 years). Depreciation begins in the month of acquisition or when constructed or developed assets are ready for their intended use.

Impairment of Assets

The carrying value of assets is reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable. An impairment loss is recognized when the carrying amount of an asset exceeds the estimated discounted future cash flows expected to result from the use of the asset and its eventual disposition. The amount of the impairment loss to be recorded is calculated by the excess of the asset's carrying value over its fair value. Fair value is generally determined using a discounted cash flow analysis.

Intangible Assets

Intangible assets with finite lives are amortized using the straight-line method over their estimated useful lives (11 to 15 years).

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Research and Development

Research and development costs are expensed in the year incurred.

Advertising and Promotion

All costs associated with advertising and promoting the Company's goods and services are expensed in the year incurred. Advertising expense totaled $1,647,278 and $628,461 for the years ended December 31, 2016 and 2015, respectively.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences in net property and equipment and bad debt reserve for financial and income tax reporting.

The Company complies with the provisions of Financial Accounting Standards Board ASC 740, Income Taxes. The Statement requires an asset and liability approach for financial accounting and reporting for income taxes, and the recognition of deferred tax assets and liabilities for the temporary differences between the financial reporting basis and tax basis of the Company’s assets and liabilities at enacted tax rates expected to be in effect when such amounts are realized or settled.

The Financial Accounting Standards Board ("FASB") has issued Financial Interpretation No. 48 (FIN 48), Accounting for Uncertainty in Income Taxes - An Interpretation of FASB ASC 740. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB ASC 740, Income Taxes. FIN 48 requires a company to determine whether it is more likely than not that a tax position will be sustained upon examination based upon the technical merits of the position. If the more-likely-than-not threshold is met, a company must measure the tax position to determine the amount to recognize in the financial statements. As a result of the implementation of FIN 48, the Company performed a review of its material tax positions in accordance with recognition and measurement standards established by FIN 48.

The Company had no unrecognized tax benefits which would materially affect the effective tax rate if recognized.

The Company will include interest and penalties arising from the underpayment of income taxes in the statements of operations in the provision for income taxes. As of December 31, 2016 and 2015, the Company had no accrued interest or penalties related to uncertain tax positions. Tax years that remain subject to examination are years 2013 and forward.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Subsequent Events

The Company evaluated all events or transactions that occurred after December 31, 2016 through May 11, 2017, the date the Company issued these financial statements. During this period, the Company had the following material recognizable subsequent event:

During 2017, the Company retired two of the notes to officers and stockholders that had an aggregate outstanding balance as of December 31, 2016 of $1,132,571. These loans bore interest at 20 percent and had remaining terms of 14 to 32 months. In connection with the retirement of these notes and the lending of additional funds to the Company, the Company entered into convertible note agreements totaling $2,102,794 with these same individuals. These convertible notes bear interest at 20 percent, have a term of one year, and require monthly interest-only payments until maturity, when the balance is to be paid in full. In the event that the Company sells equity shares on or before the date of repayment of these notes, the lenders have the option to convert the remaining unpaid balance of the notes into shares of the Company's common or preferred stock at a conversion price that includes a 20 percent discount over the price of the shares in the equity sale. The principal repayment due dates occur in March and April of 2018.

NOTE 3 - ACCOUNTS RECEIVABLE

Accounts receivables consist of the following:

	2016	2015
Trade accounts receivable	$ 1,460,277	$ 521,240
Less allowance for doubtful accounts	(55,413)	(44,413)
Accounts receivable, net	$ 1,404,864	$ 476,827

NOTE 4 - INVENTORIES

Inventories are as follows:

	2016	2015
Devices	$ -	$ 14,611
Home treatment kits	28,964	-
Parts and other miscellaneous inventory	135,757	3,004
Inventories	$ 164,721	$ 17,615

LARADA SCIENCES, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2016 and 2015

NOTE 5 - PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

	2016	2015
Devices	$ 416,848	$ 258,625
Furniture, fixtures and computer equipment	169,203	8,934
Equipment	202,308	58,989
Support systems	336,854	141,887
	1,125,213	468,435
Less accumulated depreciation	(317,596)	(188,530)
Net book value	$ 807,617	$ 279,905

Depreciation expense for the years ended December 31, 2016 and 2015 was $129,066 and $62,104, respectively.

NOTE 6 - INTANGIBLE ASSETS

Intangible assets consist of the following:

	2016	2015
Non-compete agreement	$ 500,000	$ -
Patents	68,352	68,352
Less accumulated amortization	(60,877)	(32,001)
Intangibles, net of accumulated amortization	$ 507,475	$ 36,351

On May 17, 2016, the Company entered into a non-compete agreement with the following terms:

1. The non-compete will be for 11.5 years, through November 10, 2027
2. The Company will pay $500,000 over three years

   a. $100,000 within 7 days of signing
   b. $100,000 during 2017
   c. $150,000 during 2018
   d. $150,000 during 2019

NOTE 6 - INTANGIBLE ASSETS (CONTINUED)

Amortization expense for the years ended December 31, 2016 and 2015 was $28,876 and $4,568, respectively. Future amortization for each of the next 5 years is as follows:

2017	$	46,235
2018		46,235
2019		46,235
2020		46,235
2021		46,087
Thereafter		276,448
	$	507,475

NOTE 7 - STOCKHOLDERS' EQUITY

The Company has Preferred and Common Stock. The par value of each is $0.001 per share. As of December 31, 2016 and 2015 there were 10,000,000 Preferred and 20,000,000 Common Stock shares authorized with 4,558,757 and 2,996,229 outstanding.

In connection with the issuance of some preferred shares, the Company issued warrants permitting the purchasers to acquire up to 15,978 shares of the Company's common stock at an exercise price of $1.67 per share. The warrants generally expire ten years after the issuance date.

In connection with the issuance of some convertible loans that previously converted into preferred stock, the Company issued warrants permitting the purchasers to acquire up to 1,485,495 shares of the Company's common stock at an exercise price of $0.16 per share. The warrants generally expire three years after the issuance date.

NOTE 8 - NOTES PAYABLE

The Company has convertible notes in the amount of $299,999 with the North Dakota Development Fund. These notes have been in place since November 2009. The notes matured on January 1, 2015. The notes carry an 8% per annum simple interest rate. Payment of any and all Principal and interest may be deferred indefinitely by North Dakota Development Fund at their option. This deferral is requested each quarter and has been approved. By agreement the notes with all principle and interest are callable by North Dakota Development Fund at any time. The conversion maturity of the notes was January 1, 2015. At this time the conversion options are not in effect and the notes are being considered simple debt instruments.

NOTE 8 - NOTES PAYABLE (CONTINUED)

Notes payable consists of the following:

	2016	2015
Notes to a nonprofit development corporation, interest at 8 percent, convertible into 179,641 shares of preferred stock should there be a 50 percent or more change in control of the Company, currently due, but extended through 2018, unsecured	$ 300,000	$ 300,000
Notes to officers and stockholders, interest between 15 and 20 percent, due in monthly installments totaling $116,185 including interest, due in 2017 through 2021, secured by the assets of the company	2,912,488	701,897
Note to an individual, non-interest bearing, payments totaling $100,000 due in 2017 and $150,000 in 2018 and 2019, unsecured	400,000	-
	3,612,488	1,001,897
Less current portion of notes payable	(1,535,780)	(331,709)
Notes payable, net of current portion	$ 2,076,708	$ 670,188

Aggregate maturities of long-term liabilities in each of the next five years are as follows:

2017	$ 1,535,780
2018	1,446,244
2019	556,866
2020	34,061
2021	39,537
	$ 3,612,488

NOTE 9 - OPERATING LEASES

The Company leases office space under an operating lease that expires in July 2021. The terms of the lease includes escalating payments. The lease includes an option for the Company to extend the lease for an additional five years. The Company recognizes rental expense under these operating leases on a straight-line basis over the life of the lease and has accrued for rental expense recorded but not paid. Rental expense for the years ended December 31, 2016 and 2015 was $108,558 and $58,896, respectively.

Future minimum rental payments required under the operating leases consist of the following as of December 31, 2016:

2017	$ 207,198
2018	175,297
2019	140,709
2020	144,929
2021	73,536
	$ 741,669

The above rental expenses will be offset by $73,500 in sublease rental income through a lease agreement that expires in 2018.

NOTE 10 - EMPLOYEE STOCK INCENTIVE SHARES

The Company has a stock option plan that provides for the grant of incentive and nonqualified options to purchase the Company's common stock to selected officers and other key employees. Options are granted at a price not less than the fair market value on the grant date and generally become exercisable between one and five years after the grant date in accordance with an applicable vesting schedules. The options generally expire ten years after the grant date.

The Company recorded $93,731 and $70,777 in stock-based compensation expense included in general and administrative expenses in the statement of operations for the years ended December 31, 2016 and 2015, respectively. The Company uses the Black-Scholes valuation model for estimating the fair value of stock-based compensation. The fair values of the options granted were calculated using the following assumptions:

	2016	2015
Risk-free interest rate	1.88%	1.88%
Expected stock price volatility	50%	50%
Expected life (in years)	10	10

NOTE 10 - EMPLOYEE STOCK INCENTIVE SHARES (CONTINUED)

As of December 31, 2016, total compensation cost not yet recognized related to nonvested stock options was $202,191, which is expected to be recognized over the weighted average remaining vesting period of 3 years.

Stock option activity and related information are as follows:

	2016	2015
Outstanding at beginning of year	3,720,103	2,984,363
Granted	840,378	735,740
Exercised	-	-
Forfeited	(145,791)	-
Outstanding at end of year	4,414,690	3,720,103
Exercisable at end of year	2,129,386	1,170,008
Weighted average fair value of options granted during year	$ 0.0997	$ 0.0997

NOTE 11 - INCOME TAXES

The provision for (benefit from) income taxes as of December 31, 2016 and 2015, are as follows:

	2016	2015
Current		
Federal	$ -	$ -
State	1,010	210
Total current	1,010	210
Deferred		
Federal	-	-
State	-	-
Total deferred	-	-
Income tax expense	$ 1,010	$ 210

NOTE 11 - INCOME TAXES (CONTINUED)

The provision for income taxes differs from that computed by applying statutory rates to income before income tax expense, as indicated in the following analysis:

	2016	2015
Income tax expense (benefit) at federal statutory rate	$ (684,821)	$ (111,882)
State and local income taxes net of federal benefit	(67,766)	(10,876)
Permanent differences	3,559	2,727
Change in valuation allowance	750,038	120,241
Total provision for income taxes	$ 1,010	$ 210

Deferred tax assets (liabilities) in the accompanying balance sheet are comprised of the following:

	2016	2015
Federal NOL carry forward	$ 2,723,215	$ 2,080,296
Allowances	21,719	17,408
Accrued liabilities	22,455	20,422
Property and equipment	-	4,467
Stock-based compensation	76,812	40,074
	2,844,201	2,162,667
Less valuation allowance	(2,820,114)	(2,162,667)
Net deferred tax assets	24,087	-
Less deferred income tax liabilities:		
Property and equipment	(24,087)	-
Net deferred tax liabilities	$ (24,087)	$ -

The Company's total deferred tax asset and deferred tax liabilities as of December 31, 2016 and 2015 are as follows:

	2016	2015
Total deferred tax assets	$ 24,087	$ -
Total deferred tax liabilities	(24,087)	-
Total deferred tax assets net of deferred tax liabilities	$ -	$ -

NOTE 11 - INCOME TAXES (CONTINUED)

As of December 31, 2016 the Company has net operating loss carry forwards of $7,098,781 for tax purposes, which will be available to offset future taxable income. If not used, these carry forwards will expire in 2027. Certain tax attributes may be subject to an annual limitation as a result of prior stock issuances, which could constitute a change of ownership as defined under Internal Revenue Code Section 382.

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

The Company has recorded a valuation allowance for a portion of its deferred tax assets that management believes more likely than not will not be realized.

NOTE 12 - NET LOSSES

For the year ended December 31, 2016, the Company had a net loss of $2,117,909 and negative cash flows from operations of $1,741,526. In addition, as of December 31, 2016, current liabilities exceeded current assets by $1,731,421. To ensure that the Company has sufficient capital to continue, management is planning to obtain additional equity and loan financing from stockholders and officers and other parties. If the funds raised from these sources are insufficient to meeting working capital needs, management may seek to restructure existing debt to have interest-only payments to improve cash flow. Management believes that these plans alleviate the working capital and cash flow needs.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

startengine

Discover Investments | Edit My Campaign | Jason K.

Lice Clinics of America is a Title III - Regulation Crowdfunding Campaign and is actively accepting investments.



PLAY VIDEO

58
Days Left

9
Investors

$7,117.02
Raised of $10K - $1.07M goal

Lice Clinics OF AMERICA® Once and For All.

Lice Clinics of America

The Global Head Lice Experts

Small OPO · Murray, UT · Health Tech
Accepting International Investment

Invest Now

$149.24 minimum investment

Chat

Overview | Team | Terms | Updates | Comments | Share | Invest


More than 250 Global Urgent Care Clinics
100% Annual Sales Growth in 2014, 2015, 2016
FDA
FDA-Cleared Heated Air Lice Cure
PHARMACY
Walmart
Retail Distribution of OTC Products

Chat

We Have the Cure!

Smallpox, polio, measles, typhoid fever, whooping cough - these are all diseases for which modern medicine has a cure or vaccine. While head lice is not life threatening, the emotional and physical suffering it causes is significant - just ask anyone who has had to deal with lice. And despite their decades of opportunity in the marketplace, the leading global brands have failed to control lice. In fact, lice today are more prevalent than ever because the leading pesticide-based brands are now less than 50% effective.*

At **Lice Clinics of America** we have both the patented dehydration technology and FDA-cleared medical devices to put an end to this more-than-annoying family health problem - without pesticides or the risk of creating the next generation of Super Lice.



OUR STORY

** Management of Head Louse Infestations in the United States—A Literature Review, Koch et al, Pediatric Dermatology Vol. 33 No. 5 466-472, 2016*

Chat

Chat

More Videos



A MESSAGE FROM OUR CEO



Chat

LICE APOCALYPSE

The Buzz About Lice Clinics of America

"The company's innovation is evolving the options for treatment of this pernicious problem."

"Forget toxic chemicals. This new technology can kill Super Lice with hot air. Meet the ingenious company combating a 25-million-year-old pest problem, naturally."

>Read Full Article

Chat

Chat

Why Crowdfunding?

We are offering ownership in our company to those concerned about family health, the medical community, and caregivers around the world who know of our good works and ambitious goals. As a shareholder in Lice Clinics of America you will receive company updates, personal stories about our community outreach and discount coupons for our products and services. We want to get the word out that there are easy and affordable solutions to cure head lice, and that we're a company that is taking care of everyone, regardless of their life circumstance.

Chat

Join Our Campaign to:



Accelerate our new product market introduction and expansion of our global clinic network, especially in developing nations where the need is great.



Support our good works in the communities in which we operate, including those that have the least financial resources.



Help us evangelize that head lice can and should be cured quickly and safely, and without stigmas.

Come on this mission with us!

Chat

Market & Investment Opportunity

Treating head lice is a $4 billion market*. Between prescription drugs, over-the-counter (OTC) products and professional services, consumers spend more than $500 million each year in the U.S. alone. Lice have evolved resistance (called Super Lice) to the pesticides used in 80 percent of those OTC products, so they don't work anymore. This is forcing consumers to opt for new treatment methods and professional services. Our pesticide-free treatment products and services are guaranteed to work.

We are the only international lice company that offers both treatment services and OTC products. And we own the heated-air, lice-dehydration cure. We have an array of treatment choices that address both time and budget considerations - there truly is an effective option for everyone.



224 Million
Cases World Wide
Annual Cases of Head Lice
12 Million
Cases in the US
250
200
150
100
50
0

** The global market and annual cases of lice are estimates based on reports by IRI, IMS and the worldwide prevalence of lice published on the CDC website.*

Chat

Investment

Chat

$150	60 Day	$1,070,000
Minimum Investment*	Campaign	Maximum Raise*
$5.75 Price Per Share		

** The numbers have been rounded to reflect that the company does not sell fractional shares. We will be offering discounts on the share price in this offering to our clinic owners, employees and stockholders. Please see "Terms" for more details.*

Perks

- Invest **$300** and receive a Lice Remover Kit.
- Invest **$500** and receive a Lice Remover Kit and a Lice Preventer Kit.
- Invest **$1,000** and have 10 Lice Remover Kits sent to the charity, shelter or school of your choice.
- Invest **$10,000+** and Lice Clinics of America will host a day of onsite “one and done” treatments at the shelter, charity, school or organization of your choice!


Lice Clinics
OF AMERICA
Guaranteed to Cure
Super Lice
Non-Toxic
LICE REMOVER KIT


NEW!
Lice Clinics
OF AMERICA
LICE PREVENTER KIT

Our Products

We’re different, very different, and we’re getting attention. **We offer a cure for every budget.** Our clinics use an FDA-cleared heated air medical device developed by Dr. Dale Clayton, PhD at the University of Utah. Dr. Clayton is an evolutionary parasitologist who discovered the exact air temperature and flow rate needed to kill both lice and eggs fast, without toxic pesticides.



Dr. Dale Clayton, PhD
University of Utah



Our do-it-yourself mass retail products require two applications over 10 days, but are available starting at only $20. And we have lice prevention products that really work! We guarantee them all.

We currently operate in 17 nations, but it is time to do m much more. Our goal is to bring our breakthrough formulas and medical devices to all markets, solving the distribution and medical care delivery problems that others either don't care about or can't figure out.

We plan to drive our breakthroughs into clinics, doctor's offices, government healthcare, and local practitioners in every corner of the globe. Healthcare is not a one-size-fits-all system. We have the people on the ground, the products and technology, and the relationships that are needed to fundamentally address the global head lice epidemic.

And we will continue our commitment to the less fortunate in the communities in which we serve - homeless shelters, foster care homes, abused women's centers. Because it is the right thing to do. We are women owned and women led, and life circumstance should never dictate who receives healthcare and who has to suffer!



---

verified by crowdcheck

Larada Science, Inc. has received a Verified Check from CrowdCheck for the purposes of raising $1,070,000 in an offering of the company's Class B Common Stock on Start Engine (the "Offering"). The Verified Check looks for evidence indicating that the company is a legitimate venture conducting the type of business it claims, is properly incorporated and is in good standing with a US state, and meets all legal requirements to seek investment through an online securities offering.
The Verified Check confirms that the company is complying with the requirements of the Securities and Exchange Commission's Regulation CF. In conducting the Verified Check, CrowdCheck obtains information and documentation directly from the company and from other sources that support statements made by the company. The Verified Check additionally looks for evidence to confirm material assertions made by the company in the Form C filed by the company. CrowdCheck h been able to obtain sufficient evidence from Larada Science, Inc. and outside sources to provide Larada Science, Inc. with a Verified Check.

Our Journey So Far

December 2009

FDA clearance for our heated-air medical device

September 2010

First patent issued for dehydration technology

March 2013



50,000 successful heated-air treatments

July 2013



Claire Roberts joins company as CEO

May 2014



100th international clinic opens

December 2014



Company doubles annual revenue to $1.6m

December 2015



Company doubles annual revenue to $3.6m

March 2016



95.6% of U.S. lice found to be pesticide-resistant “Super Lice"

September 2016

Lice Clinics of America featured on TV show “The Doctors”

December 2016



Company doubles annual revenue to $7.6m

February 2017



150th U.S. clinic opens

January 2017



Begins selling home dehydration consumer devices at select clinics

April 2017



250,000 successful heated-air treatments

April 2017



Lice Remover Kit available at Walmart, CVS, Target and more

Chat

Chat

Meet the Team



Claire Roberts

Chief Executive Officer

As a former CEO in the manufacturing and technology industries, Claire never aspired to work with head lice as a profession. But the joy she gets from leading an organization that does good for families on a daily basis is unlike anything else in her career. As CEO, Claire has led Lice Clinics of America through three years of triple-digit growth since joining the company in 2013.



Kelly Brodbeck

Chief Strategy Officer

Kelly joined Lice Clinics of America in 2015 because he believed our company was poised to be a global leader in our industry. He has carefully guided the development and marketing of our line of science-based consumer products. He continues to strategize and position our company in various markets around the world. Kelly was most recently the director of global marketing for Raydiance from 2013-2015.



Terri Simpson

Chief Marketing and Sales Officer

Terri is our rainmaker. Since joining the company in 2013 she has been the driving force behind the rapid expansion of our urgent care clinics across the globe. She leads our domestic and international sales teams. She is also the mastermind behind the marketing and PR initiatives that have worked so well for us and our clinics.



Scott Wilson

President, Consumer Product Division

When Scott joined our company in 2016 he was tasked with getting our retail products on the shelves of national retailers. Under his expert leadership those products are currently sold in Walmart, Target, CVS and other retail stores. He keeps our manufacturing, supply chain and distribution channels running smoothly. Scott was most recently the president of NuvoH20 from 2013-2015.



Perry Christensen

Chief Financial Officer

Like all good CFOs, Perry keeps our company on track financially. He manages the accounting department and is responsible for our company's finances, reporting and budgeting. Since 2014 Perry has been happy to take on the jobs that the rest of the management team don't want.



Adam Ward

Chief Operating Officer

Adam is not an attorney, but he feels like it most days. He oversees the legal, quality and regulatory departments, as well as corporate/investor communications. Our resident lice expert since 2013, Adam hobnobs with the world's foremost lice researchers to stay abreast of the latest developments in our industry. On weekends he sings with the Mormon Tabernacle Choir.



Dr. Krista Lauer, MD

Medical Director

Krista is probably the only doctor in the U.S. who specializes in head lice. She joined our company in 2016 after 20 years as a family practitioner. Krista plays a key role in educating our clinics on best practices. She is also our liaison with the media, government agencies and the medical community when it comes to our products and services. Most recently she was the medical director at Anthem Blue Cross Blue Shield in New York from 2014-2016.



Jennifer Jackenthal

VP of Strategic Clinic Operations

Jennifer is a detail-oriented, creative thinker that helps our clinics operate successfully. She provides constant support for our clinic owners by running our training program, coordinating monthly webinars, and maintaining the extensive database of resources our clini[illegible] use. She has been with the company since 2015. Jennifer was most recently the director of PCCAPS from 2012-2015.

Offering Summary

Irregular Use of Proceeds

The company currently has no intention to do so, but might incur Irregular Use of Proceeds over $10,000 that may include the repayment of debt.

Offering Details

Form C Filings

SHOW MORE

Chat

VIDEO TRANSCRIPT (Exhibit D)

CLAIRE: Each year hundreds of million of people are afflicted with head lice[1]. At Lice Clinics of America when we see people struggling with lice in the worst of circumstances, we take care of them because it's the right thing to do.

MOM VO: It took everything I had to finally leave. I had nowhere to go, felt helpless, until I found the shelter. We thought we finally saw some light, but within a couple days we were attacked again, but this time by lice. I just held my daughter and cried.

HOME REP: We help women and their children in extreme domestic abuse situations. We do our best to take care of our clients needs and we do a very good job but at our shelter lice had simply become a part of life, nothing more no matter what kind of product we tried.

CLAIRE: According to the CDC every year between 6 & 12 million Americans are afflicted with head lice[2] and hundreds of millions globally[3]. It affects all areas and all walks of life. Lice is not just a problem that causes physical suffering, it's embarrassing and can lead to bullying of a child. Fortunately, at Lice Clinics of America, we have the patented products and services to solve every situation, in every part of the world.

When we see people struggling with lice in the worst of circumstances, we take care of them, because that's the right thing to do.

HOME REP; We went to Lice Clinics of America when we heard about one of their free treatment days. They've also generously provided lice treatment solutions for free for us to use at the shelter.

Lice Clinics of America helped provide a clean, safe shelter for my family during a time when we really needed to feel safe.

CLAIRE: We've cured over a quarter million cases in the last three years alone, with a first time efficacy rate of 99%[4]. All other leading US brands are based on 50 year old pesticide formulas that are only 45% effective.[5] Every year our global clinic footprint grows, our new products come to market, and we touch the lives of families who before had no good options. In developing Nations, the pesticides used are truly scary materials. No child should have gasoline or malathion put on their heads, we're going to change all of that! Lice Clinics of America invites you to join us in our mission to provide families dealing with lice with fast, effective, and safe solutions.

VO: We are seeking investment to accelerate our global expansion of clinics and retail products beyond the 15 countries in which we currently operate.[6] All over the world, traditional pesticide treatments no longer work because lice have evolved immunities to the pesticides.[7] These are called "Super Lice". The need is great and families are suffering unnecessarily. Our products are found at major retailers in the US, as well as at our urgent care clinics where we offer our patients products and FDA cleared lice dehydration treatment. Our products and services vary in price and treatment time, to ensure there is an effective choice for all budgets.

CLAIRE: I love being part of such an amazing company, not only for the good we do but also for the incredible investment opportunity. We have patented solutions that others can't offer, in a

4 Billion dollar market[8] where no one else has a good idea. It's a stagnant market with little to no innovation where the leading brands don't work any more. We have the patented technology that will allow us to become the new standard of care for lice treatment around the world. That's why we are raising funds, it's time to extend our reach. Medical professionals have endorsed what we do[9], the FDA has cleared our technology[10], we've even appeared on medical news shows such as The Doctors[11].

We're different. Our products are patented and innovative. We doubled sales in each of the last three years[12], we've educated families and the medical community on the ineffectiveness of pesticide lice products and we're introducing our products and services globally so that every family can have a life free of head lice. We'd like you to be a part of all of this. Come join us.

Message from our CEO video

When it comes to kids and head lice, you can't imagine the stories I've heard it just breaks my heart. Children are embarrassed, Mom's feel that they have failed their families. Parents feel so helpless they tried products that don't work and services that don't last. We knew something had to be done that's what makes working here so special.

We have a proved effective technology that really works. We help children and their families get rid of lice and get back to normal. We have a solution to head lice that doesn't use pesticides and used heated air. We dehydrate and kill the lice and they eggs it literally is cure for head lice.

Head lice don't discriminate and a Mom is a Mom not matter where she lives. We have over two hundred clinics open around the globe.[13] Over one hundred open in the US alone and I am committed to making sure that those mothers and parents around the world have the products they need to help their children.

There's just no other product out there that really works.[14] When you combine our technology with our great clinicians and a proven track record, you have a recipe for international success.

Lice Apocalypse video

Opening scene – kids laughing

Small Boy – It's not funny

Boy on bike - you smell like bug juice

Girl – yeah, bug juice and chemicals, gross!

Boy on bike – and that's your second try with no luck?

Girl – yeah, no luck!

Boy on bike – you're next Ruthie, there's no escaping the blades either.

Small Boy – oh man I miss my hair

All kids – growling screams…

Boy with long hair enters scene

Small boy – who the?

Girl – what the?

Boy on bike – why the?

Mom short hair – how the heck did you get rid of it?

Mom long hair – The lice remover kit

Mom with bun – The lice remover kit?

Mom long hair – The lice remover kit from Lice Clinics of America

Next Scene

Mom long hair – it's amazing, it's 100% effective, you know, when used as directed[15]. It actually smells good! like pear blossoms, not all chemically like all the other products we've used and it has an easy to use dispense so there's not mess. It's easy to apply and it shampoos right out, that other stuff is hard to get out.

Mom short hair – sounds like the real deal

Mom long hair – yeah totally and there's no pesticides, you know the products with pesticides don't work anymore right?

Mom with bun -WHAT?

Mom long hair- two words, Super Lice! Most lice now are immune to pesticide products, those old products just don't work reliably. The lice remover kit is where it's at.

Mom with bun – Ruthie to the mini van.

---

[1] https://wwwnc.cdc.gov/eid/article/14/9/08-0368-techapp1.pdf

[2] https://www.cdc.gov/parasites/lice/head/epi.html

[3] https://wwwnc.cdc.gov/eid/article/14/9/08-0368-techapp1.pdf

[4] internal Company reports

[5] http://onlinelibrary.wiley.com/doi/10.1111/pde.12982/full

[6] http://www.liceclinicsofamerica.com/clinics-near-you/

[7] https://www.ncbi.nlm.nih.gov/pubmed/27032417

[8] Data compiled from multiple sources including: IRI reports (U.S. OTC product sales), IMS reports (U.S. Rx product sales) and https://wwwnc.cdc.gov/eid/article/14/9/08-0368-techapp1.pdf

[9] http://pediatrics.aappublications.org/content/pediatrics/135/5/e1355.full.pdf

[10] Letter from FDA to Larada Sciences on December 16, 2009

[11] https://www.youtube.com/watch?v=l9_gfChZpKM

[12] Company's reviewed financials

[13] http://www.liceclinicsofamerica.com/clinics-near-you/

[14] http://onlinelibrary.wiley.com/doi/10.1111/pde.12982/full

[15] http://www.liceclinicsofamerica.com/lice-remover-kit/

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided hereunder by StartEngine Capital, Issuer shall pay to StartEngine Capital at the conclusion of the offering a fee consisting of a 5% (five percent) commission based on the amount of investments raised in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital and reimbursement of certain expenses related to the Offering. The securities paid to the Site, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the Issuer on the Site.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once the offering period is within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, etc. If an issuing company makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuing company hits its goal early, and the offering minimum of 21 days has been met, the issuing company can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches their target offering amount prior to the deadline, they may conduct an initial closing of the offering early if they provide notice about the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the

offering deadline.

- Offerings under Rule 506(c) may only be conducted if the issuer, in its filed Form C, has identified to investors under Regulation Crowdfunding that it may choose to run a 506(c) offering during or after the Regulation Crowdfunding offering. Such language is now included in the StartEngine Investing Process, filed with every Form C. Issuer must also disclose, in the Risk Factors and Discussion of the Liquidity and Capital Resources sections, that it will be raising additional funds from investors in the future.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $100,000, then during any 12-month period, they can invest up to the greater of either $2,000 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $100,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $100,000.